UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

                       ZALE CORPORATION
                         (Name of Issuer)
                   Common Stock, par value $.01 per share
                 (Title of Class of Securities)
                          988858106
                         (CUSIP Number)
                       Alan M. Stark, Esq.
                         80 Main Street
                     West Orange, NJ 07052
                        (201)325-8660
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications.)
                       September 6, 1995

     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.   988858106
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          NOT APPLICABLE
_________________________________________________________________
               (7)  Sole voting Power
Number of           2,337,949
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by            490,724
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                2,337,949
____________________________________________________
               (10) Shared Dispositive Power
                    490,724
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   2,828,673
________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) excludes
          certain shares:          N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    8.1%
_________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 3.  Source and Amount of Funds or Other Consideration.
          Cooperman beneficially owns 2,828,673 Shares. Of this amount, 1,030,865 Shares were purchased on behalf of Omega Capital Partners, L.P., at a cost of $6,868,679; 875,565 Shares were purchased on behalf of Omega Institutional Partners, L.P., at a cost of $6,126,817; 375,947 Shares were purchased on behalf of
Omega Overseas Partners, Ltd. at a cost of $3,366,409; 55,572
Shares were purchased on behalf of Omega Overseas Partners II,
Ltd., at a cost of $576,609; and 490,724 Shares were purchased on behalf of the Managed Account at a cost of $4,249,316. The source of funds for the purchase of all such Shares was investment
capital.
Item 4.   Purpose of Transaction.
          This Amendment is to correct the Schedule 13D filing that was dated September 7, 1995. The transactions listed in Item 5 occurred in the preceding 60 days and not since the previous filing as inadvertently indicated.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's
Form 10-Q for the quarter ended April 30, 1995 filed with the Securities & Exchange Commission, there were issued and outstanding
as of May 31, 1995 34,981,008 Shares of Common Stock.    Omega
Capital Partners, L.P., owns 1,030,865 Shares, or 2.9% of those outstanding;
Omega Institutional Partners, L.P., owns 875,565
Shares, or 2.5% of those outstanding; Omega Overseas Partners,
Ltd., owns 375,947 Shares, or 1.1% of those outstanding; Omega Overseas Partners II, Ltd., owns 55,572 Shares, or 0.2% of those outstanding; and the Managed Account owns 490,724 Shares, or 1.4% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account in shares of Common Stock since the last filing. All such transactions were sales and open market trans-actions.
                  Omega Capital Partners, L.P.

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     09/07/95              6,200             $15.00
     09/13/95             10,300              14.875


               Omega Institutional Partners, L.P.

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     09/07/95              4,700             $15.00
     09/13/95              7,800              14.875


                  Omega Overseas Partners, Ltd.

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     09/07/95              2,200             $15.00
     09/13/95              3,600              14.875

                Omega Overseas Partners II, Ltd.

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     09/07/95                300             $15.00
     09/13/95                600              14.875



                       The Managed Account

       Date of           Amount of           Price Per
     Transaction          Shares               Share

     09/07/95              1,600             $15.00
     09/13/95              2,700              14.875




                            Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated:  September 14, 1995


/s/ ALAN  M. STARK

ALAN M. STARK on behalf of
LEON G. COOPERMAN, individually
and as managing partner of Omega
Capital Partners, L.P., Omega
Institutional Partners, L.P., and
President of Omega Advisors, Inc.
and Manager of Omega Overseas
Partners, Ltd. pursuant to Power
of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).